Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-236253

Prospectus Supplement No. 10

(To Prospectus dated April 21, 2020)

KLDISCOVERY INC.

29,350,000 Shares of Common Stock Issuable upon Exercise of

Outstanding Warrants

This prospectus supplement updates, amends and supplements the prospectus dated April 21, 2020 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-236253). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on December 28, 2020, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

KLDiscovery Inc.’s Common Stock and Public Warrants are quoted on the OTC Pink Sheet Market under the symbols “KLDI” and “KLDIW,” respectively. On December 23, 2020, the closing price of our Common Stock was $8.05 and on December 23, 2020, the closing price of our Public Warrants was $0.28.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 28, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 8-K

_____________________

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 28, 2020 (December 23, 2020)

_____________________

KLDiscovery Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38789	61-1898603
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8201 Greensboro Dr. Suite 300 McLean, VA	22102
(Address of principal executive offices)	(Zip Code)

(703) 288-3380

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 1.01	ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

The information set forth in Item 2.03 is incorporated into this Item 1.01 by reference.

ITEM 2.03	CREATION OF DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT

On December 23, 2020, KLDiscovery Inc.’s subsidiaries LD Intermediate Holdings, Inc., LD Lower Holdings, Inc. and LD Topco, Inc. (collectively, the “Company”) entered into an amendment (the “Amendment”) to its Credit Agreement with Royal Bank of Canada, as administrative agent and other Revolving Credit lenders (collectively, the “Lenders”), dated December 9, 2016 (the “Credit Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Credit Agreement.

The Amendment, among other matters: (i) extends the stated maturity date of the Revolving Credit Facility from December 9, 2021 to June 9, 2022 (which may be accelerated if the Company breaches certain covenants related to restricted payments and unrestricted subsidiaries) and (ii) amended Applicable Rate for Revolving Loans to (a) 5.875% per annum for Eurocurrency Rate Loans and (b) 4.875% per annum for Base Rate Loans.  The Term Loan facility under the Credit Agreement remained unchanged.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed herewith as Exhibits 10.1 and is incorporated herein by reference.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS.

EXHIBIT INDEX

ExhibitDescription

No.

10.1

Amendment No. 1 to Credit Agreement, dated as of December 23, 2020, by and among LD Intermediate Holdings, Inc. and LD Lower Holdings, Inc., LD Topco, Inc., the Revolving Credit Lenders party thereto and Royal Bank of Canada, as administrative agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KLDiscovery Inc.
Date: December 28, 2020	By:	/s/ Dawn Wilson
	Name:	Dawn Wilson
	Title:	Chief Financial Officer

Exhibit 10.1

AMENDMENT NO. 1 TO CREDIT AGREEMENT, dated as of December 23, 2020 (this “Agreement”), is made by and among LD INTERMEDIATE HOLDINGS, INC. and LD LOWER HOLDINGS, INC. (collectively, the “Co-Borrowers”), LD TOPCO, INC. (“Holdings”) the Revolving Credit Lenders party hereto and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the “Administrative Agent”).  Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Credit Agreement referred to below.

RECITALS

WHEREAS, the Co-Borrowers, the lenders party thereto, the Administrative Agent and the other persons party thereto are party to that certain First Lien Credit Agreement, dated as of December 9, 2016 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time immediately prior to the effectiveness of this Agreement, the “Existing Credit Agreement” and, as amended by this Agreement and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time after the date hereof, the “Credit Agreement”);

WHEREAS, the Co-Borrowers have requested that the Revolving Lenders agree to extend the Maturity Date with respect to the Revolving Tranche and amend certain other terms of the Existing Credit Agreement, in each case, on the terms set forth herein.

NOW THEREFORE, in consideration of the premises and agreements, provisions and covenants herein contained, the parties hereto hereby covenant and agree as follows:

SECTION 1.Amendments to Existing Credit Agreement.  The Existing Credit Agreement is, as of the Amendment No. 1 Effective Date (as defined below) and subject to the satisfaction of the applicable conditions precedent set forth in Section 2 of this Agreement, hereby amended as follows:

(a)Section 1.01 of the Existing Credit Agreement is hereby amended by adding the following new defined terms thereto in correct alphabetical order:

“Amendment No. 1” means that certain Amendment No. 1 to this Agreement dated as of December 23, 2020,

“Amendment No. 1 Effective Date” has the meaning assigned to such term in Amendment No. 1.

“Revolving Tranche Maturity Trigger” means the occurrence of any (or any combination) of the foregoing:  (i) Holdings, any Borrower or any Restricted Subsidiary of any of the foregoing shall designate or permit to exist any Unrestricted Subsidiary and/or (ii) any Borrower shall make any Restricted Payment pursuant to Section 7.06(m) of this Agreement.  The Borrowers shall notify the Administrative Agent of the occurrence of any Revolving Tranche Maturity Trigger within one Business Day of the occurrence thereof.

(b)The definition of “Applicable Commitment Fee” set forth in Section 1.01 of the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

“Applicable Commitment Fee” means a percentage per annum equal to, from and after the Amendment No. 1 Effective Date, 0.50% per annum.

(c)The definition of “Applicable Rate” set forth in Section 1.01 of the Existing Credit Agreement is hereby amended by:

(i)replacing clause (b) thereof in its entirety with the following:  “with respect to the Revolving Tranche, from and after the Amendment No. 1 Effective Date, (i) 5.875% per annum for Eurocurrency Rate Loans and (ii) 4.875% per annum for Base Rate Loans” and

(ii)deleting the paragraph immediately following the pricing grid set forth after clause (b) thereof.

(d)The definition of “Maturity Date” set forth in Section 1.01 of the Existing Credit Agreement is hereby amended by replacing clause (a) thereof in its entirety with the following:  “(a) with respect to the Revolving Tranche, the earlier of (i) June 9, 2022 and (ii) the date of termination in whole of the Revolving Credit Commitments, the Letter of Credit Commitments and the Swing Line Loans pursuant to Section 2.06(a) or 8.02; provided that, notwithstanding the foregoing, upon the occurrence of any Revolving Tranche Maturity Trigger, the Maturity Date with respect to the Revolving Credit Facility shall automatically become the later of (x) December 9, 2021 and (y) three (3) Business Days after the date of occurrence of such Revolving Tranche Maturity Trigger, and”.

(e)Section 4.02 of the Existing Credit Agreement is hereby amended as follow:

(i)by adding the following new clause (d) immediately following clause (c) contained therein:  “(d) As of the date of such Borrowing, (i) no Revolving Tranche Maturity Trigger shall have occurred or would result therefrom and (ii) at the time of and immediately after giving effect to such Request for Credit Extension, the Loan Parties shall not have any cash or Cash Equivalents in the United States in excess of $12,500,000 in the aggregate (other than (i) Cash Collateral and (ii) any cash set aside to pay in the ordinary course of business amounts then due and owing by Holdings, the Borrower and its Restricted Subsidiaries to unaffiliated third parties or other amounts held for disbursements in connection with general corporate purposes (such payments, “Ordinary Course Payments”) and for which the Borrower or a Restricted Subsidiary has issued checks or initiated wires or ACH transfers in order to pay such amounts” and

(ii)the reference to “Sections 4.02(a) and (b)” contained in the last paragraph thereof is hereby replaced with a reference to “Sections 4.02(a), (b) and (d)”.

SECTION 2.Conditions to Effectiveness.  This Agreement shall become effective on the first date (the “Amendment No. 1 Effective Date”) when, and only when, each of the applicable conditions set forth below have been satisfied in accordance with the terms hereof:

(a)this Agreement shall have been executed and delivered by each Co-Borrower, the Administrative Agent and each Revolving Credit Lender;

(b)the representations and warranties set forth in clauses (a) through (c) of Section 3 of this Agreement shall be true and correct in all material respects as of the Amendment No. 1 Effective Date;

(c)no Default or Event of Default has occurred and is continuing or would occur, in each case, after giving effect to this Agreement;

(d)as of the Amendment No. 1 Effective Date no Revolving Tranche Maturity Trigger shall have occurred; and

(e)the Administrative Agent and the Lenders shall have received all fees and other amounts due and payable on or prior to the Amendment No. 1 Effective Date, including reimbursement or payment of all reasonable out-of-pocket expenses required to be reimbursed or paid by the Co-Borrowers in connection with this Agreement.

SECTION 3.Representations and Warranties.  To induce the Administrative Agent and Lenders party hereto to enter into this Agreement, the Co-Borrowers represent and warrant to the Administrative Agent and each Lender that:

(a)the execution, delivery and performance by each Co-Borrower of this Agreement, are within such Co-Borrower’s corporate or other powers, have been duly authorized by all necessary corporate or other organizational action and do not (i) contravene the terms of any of such Person’s Organization Documents, (ii) violate any Law or (iii) conflict with or result in any breach or contravention of, or the creation of any Lien under (other than as permitted by Section 7.01 of the Credit Agreement), or require any payment to be made under any Contractual Obligation to which such Person is a party, except, in the case of subclauses (a)(i) and (a)(iii) to the extent that such violation, conflict, breach or contravention could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)the representations and warranties of the Co-Borrowers contained in Article V of the Credit Agreement or in any other Loan Document shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) on and as of the Amendment No. 1 Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) as of such earlier date; and

(c)no Default or Event of Default has occurred and is continuing or would occur, in each case, after giving effect to this Agreement.

SECTION 4.Expenses.  The Co-Borrowers hereby reconfirm their respective obligations pursuant to Section 10.04 of the Credit Agreement to pay all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent in connection with this Agreement.

SECTION 5.Reaffirmation of the Co-Borrowers.  The Co-Borrowers hereby consent to the amendment of the Existing Credit Agreement effected hereby and confirms and agree that, notwithstanding the effectiveness of this Agreement, each Loan Document, and the obligations of the Co‑Borrowers contained in the Existing Credit Agreement, this Agreement and in any other Loan Document are, and shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects, in each case as amended by this Agreement.  For greater certainty and without limiting the foregoing, the Co-Borrowers hereby confirm that the existing security interests granted by the Co-Borrowers in favor of the Secured Parties pursuant to the Loan Documents in the Collateral described therein shall continue to secure the obligations of the Co-Borrowers under the Credit Agreement and the other Loan Documents as and to the extent provided in the Loan Documents.

SECTION 6.Amendment, Modification and Waiver.  This Agreement may not be amended, modified or waived except in accordance with Section 10.01 of the Credit Agreement.

SECTION 7.Entire Agreement.  This Agreement, the Credit Agreement, and the other Loan Documents constitute the entire agreement among the parties hereto relating to the subject matter hereof and thereof and supersede all previous agreements and understandings, oral or written, relating to the subject matter hereof and thereof.  Except as expressly set forth herein, this Agreement shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of any party under, the Existing Credit Agreement, nor alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Existing Credit Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.  It is understood and agreed that each reference in each Loan Document to the Credit Agreement, whether direct or indirect, shall hereafter be deemed to be a reference to the Existing Credit Agreement as amended hereby and that this Agreement is a Loan Document.  This Agreement shall not constitute a novation of any amount owing under the Existing Credit Agreement and all amounts owing in respect of principal, interest, fees and other amounts pursuant to the Existing Credit Agreement and the other Loan Documents shall, to the extent not paid or exchanged on or prior to the Second Amendment Effective Date, shall continue to be owing under the Credit Agreement or such other Loan Documents until paid in accordance therewith.

SECTION 8.GOVERNING LAW; Etc.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.  SECTIONS 10.15, 10.16, 10.17 AND 10.19 OF THE CREDIT AGREEMENT ARE HEREBY INCORPORATED BY REFERENCE INTO THIS AGREEMENT MUTATIS MUTANDIS AND SHALL APPLY HERETO.

SECTION 9.Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.  The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 10.Counterparts.  This Agreement may be executed in counterparts, each of which shall constitute an original but all of which when taken together shall constitute a single contract, and shall become effective as provided in Section 10.11 of the Credit Agreement.  Any signature to this Agreement may be delivered by facsimile, electronic mail (including .pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law and shall be as effective as delivery of a manually signed counterpart of this Agreement.  The Administrative Agent may also require that any signatures hereto delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of this Agreement or any signature hereto delivered by fax or other electronic transmission.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, each of the undersigned has caused its duly authorized officer to execute and deliver this Agreement as of the date first written above.

LD INTERMEDIATE HOLDINGS, INC., as a Co‑Borrower

By/s/ Dawn Wilson
Name: Dawn Wilson
Title:   CFO

LD LOWER HOLDINGS, INC., as a Co‑Borrower

By/s/ Dawn Wilson
Name: Dawn Wilson
Title:   CFO

[Signature Page to Amendment No. 1 to Credit Agreement]

ROYAL BANK OF CANADA, as a Revolving Credit Lender By: /s/ Allan Kortan Name: Allan Kortan Title: Authorized Signatory

[Signature Page to Amendment No. 1 to Credit Agreement]

THE TORONTO-DOMINION BANK, NEW YORK BRANCH, as a Revolving Credit Lender By: /s/ Brian MacFarlane Name: Brian MacFarlane Title: Authorized Signature

Signature Page to Amendment No. 1 to First Lien Credit Agreement

ROYAL BANK OF CANADA,
as the Administrative Agent

By/s/ Rodica Dutka
Name: Rodica Dutka
Title:   Manager, Agency